SECURITI [barcode] ISSION

10026068

C M

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SEC Mail Processing Section

FEB 25 2010

Washington, DC 122

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66490

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) **AND ENDING** 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DT Securities, LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5355 Cartwright Avenue, Suite 317 and 318

(No. and Street)

North Hollywood, California 91601

(City) **(State)** **(Zip Code)**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Markel (818) 760-1018

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON

(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128

(Address) ***(City)*** ***(State)*** ***(Zip Code)***

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JB 3/5/2010

OATH OR AFFIRMATION

I, Daniel Markel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DT Securities, LTD., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Title

Jonathan D. Kramer, Notary Public

Notary Public

See Attached Notary

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Los Angeles

On Feb 20, 2010 (Date) before me, Jonathan D. Kramer, Notary Public (Here Insert Name and Title of the Officer),

personally appeared Daniel Robert Markel (Name(s) of Signer(s)),

who proved to me on the basis of satisfactory evidence to be the person(~~s~~) whose name(~~s~~) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity(~~ies~~), and that by his/~~her/their~~ signature(s) on the instrument the person(~~s~~), or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.

JONATHAN D. KRAMER
Commission # 1674884
Notary Public - California
Los Angeles County
My Comm. Expires Jun 13, 2010

Jonathan D. Kramer, Notary Public

Place Notary Seal and/or Stamp Above

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature: ______________________ (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: OATH – DT Financials

Document Date: 2/20/2010 Number of Pages: ________

Signer(s) Other Than Named Above: ________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ________

- ☐ Corporate Officer — Title(s): ________
- ☐ Individual
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ________

Signer Is Representing: ________

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer's Name: ________

- ☐ Corporate Officer — Title(s): ________
- ☐ Individual
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ________

Signer Is Representing: ________

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

DT SECURITIES, LTD.

Table of Contents

Boros & Farrington
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court • Suite 210
San Diego, CA 92128-2424
(858) 487-8518 • Fax (858) 487-6794

INDEPENDENT AUDITOR'S REPORT

Board of Directors
DT Securities, LTD.

We have audited the accompanying statement of financial condition of DT Securities, LTD. as of December 31, 2009, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DT Securities, LTD. at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule, Computation of Net Capital, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boros & Farrington APC

February 10, 2010
San Diego, California

DT SECURITIES, LTD.

Statement of Financial Condition

December 31, 2009

ASSETS

Cash	$ 47,369
Furniture and equipment, less accumulated depreciation of $1,847	791
	$ 48,160

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 39,998
Stockholders' equity	
Common stock, 100,000 shares authorized 1,000 shares issued and outstanding	83,000
Accumulated deficit	(74,838)
Total stockholders' equity	8,162
	$ 48,160

See notes to financial statements.

DT SECURITIES, LTD.

Statement of Operations

Year Ended December 31, 2009

Revenues	
Investment Banking	$422,275
Expenses	
Commissions	322,798
Compensation and employee benefits	54,526
Outside services	47,588
Taxes, licenses, and registration fees	18,023
Rent	6,585
Depreciation	528
Other	15,319
	465,367
Net loss	$ (43,092)

See notes to financial statements.

DT SECURITIES, LTD.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2009

	Common Stock		*Accumulated*	
	Shares	*Amount*	*Deficit*	*Total*
Balance, beginning of year	1,000	$43,000	$(31,746)	$ 11,254
Capital contributions	-	40,000	-	40,000
Net loss	-	-	(43,092)	(43,092)
Balance, end of year	1,000	$83,000	$(74,838)	$ 8,162

Statement of Liabilities Subordinated to Claims of General Creditors

Year Ended December 31, 2009

Balance, beginning of year	$ -
Increases	-
Decreases	-
Balance, end of year	$ -

See notes to financial statements.

DT SECURITIES, LTD.

Statement of Cash Flows

Year Ended December 31, 2009

Cash flows from operating activities	
Net loss	$(43,092)
Adjustments to reconcile net loss to net cash from operating activities	
Depreciation	528
Changes in operating assets and liabilities	
Accounts receivable	800
Accounts payable and accrued liabilities	34,182
Net cash from operating activities	(7,582)
Cash flows from financing activities	
Capital contributions	40,000
Net increase in cash	32,418
Cash, beginning of year	14,951
Cash, end of year	$ 47,369
Supplemental disclosure of cash flow information:	
Interest paid	$ -
Income taxes paid	$ 1,351

See notes to financial statements.

DT SECURITIES, LTD.

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. DT Securities, LTD. (the "Company") is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company is a California corporation.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Furniture and Equipment. Furniture and equipment is stated at cost. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the assets (5 years).

Income Taxes. The Company has elected S corporation status under the state and federal tax laws. Accordingly, income or losses pass through to the Company's stockholder, and no provision for federal income taxes has been reflected in the accompanying financial statements. State income taxes have been provided at the reduced rate applicable to S corporations.

Concentration of Credit Risk. The company maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Financial Instruments. The carrying values reflected in the statement of financial condition at December 31, 2009 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at December 31, 2009.

2. RELATED PARTY TRANSACTIONS

Premises of a related party have been used to perform administrative functions for the Company. In addition, related parties have been paying for some expenses incurred by the Company. The Company reimbursed the related party an amount of $58,884 in 2009 which included an amount of $6,585 to cover rent expenses.

3. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2009 was 5.43 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2009, the Company had net capital of $7,371 was $2,371 in excess of the amount required by the SEC.

4. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company relies on Section K(2)(i) of the Securities Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

5. SUBSEQUENT EVENT

During the period from January 26 through February 1, 2010, the Company was in violation of its requirement to maintain a minimum net capital of $5,000. The amount of the deficiency totaled $16,583 and resulted because the Company paid commissions in advance to principals of the Company. The deficiency was corrected when the related revenues were received on February 1, 2010.

*****

DT SECURITIES, LTD.

Supplemental Schedule
Computation of Net Capital
Pursuant to Rule 15c3-1

December 31, 2009

	Audited Financial Statements	*FOCUS X-17A-5 Part IIA*	*Differences*
Total stockholder's equity	$ 8,162	$ 8,690	$(528)
Less non-allowable assets Furniture and equipment	(791)	(1,319)	528
Net capital	$ 7,371	$ 7,371	$ -
Total aggregate indebtedness	$39,998	$39,998	$ -
Ratio of aggregate indebtedness to net capital	5.43	5.43	
Minimum net capital required	$5,000	$5,000	

Note: *The differences between the net capital reported above and the net capital reported on form FOCUS X-17A-5 Part IIA as of December 31, 2009 result from audit adjustments to accumulated depreciation.*

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
DT Securities, LTD.

In planning and performing our audit of the financial statements and supplementary schedules of DT Securities, LTD. (the "Company") for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or

operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted the following matter involving the control environment and accounting system and their operation that we consider to be a material weakness as defined above:

> During the period from January 26 through February 1, 2010, the Company was in violation of its requirement to maintain a minimum net capital of $5,000. The amount of the deficiency totaled $16,583 and resulted because the Company paid commissions in advance to principals of the Company. The deficiency was corrected when the related revenues were received on February 1, 2010.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were not adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

Boros & Farrington APC

February 10, 2010
San Diego, California

SIPC SUPPLEMENTAL REPORT

Board of Directors
DT Securities, LTD.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by DT Securities, LTD. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported for the fiscal period beginning April 1, 2009 and ending December 31, 2009, with the amounts reported in Form SIPC-7T for the period ended December 31, 2009 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Boros & Farrington APC

February 10, 2010
San Diego, California

DT SECURITIES, LTD.

Determination of "SIPC Net Operating Revenues"
General Assessment
And Schedule of Payments
Pursuant to SEC Rule 17a-5(e)(4)

From April 1, 2009 to December 31, 2009

Total revenue	$417,575
Deductions	-
SIPC net operating revenues	$417,575
General assessment @ .0025	$ 1,044
Less payments	
January 6, 2009	(150)
July 22, 2009	(393)
Assessment balance due	$ 501

DT SECURITIES, LTD.

Financial Statements
And
Independent Auditor's Report

Year Ended December 31, 2009